September 10, 2000



Gerald W Deitchle
Cheesecake Factory
26950 Agoura Road
Calabasas Hills, CA 91301


RE:    Schedule 13G


Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at August 31, 2000 by American Express Financial Corporation in Common Stock of Cheesecake Factory.


Sincerely,



Steve Turbenson
Director - External Reports and Tax




Enclosure

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                 SCHEDULE 13G


                 Under the Securities and Exchange Act of 1934



                                Cheesecake Factory
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                               (Name of Issuer)



                                 Common Stock
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                        (Title of Class of Securities)



                                   163072101
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                                (CUSIP Number)






The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP NO. 163072101


1)  Name of Reporting Person          American Express Financial Corporation

    S.S. or I.R.S. Identification     IRS No. 13-3180631
    No. of Above Person

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2)  Check the Appropriate Box             (a)
    if a Member of a Group                (b) X - Joint Filing


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3)  SEC Use Only

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4)  Citizenship or Place of Organization            Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
(5)Sole Voting Power                          -0-
(6)Shared Voting Power                        2,730,376
(7)Sole Dispositive Power                     -0-
(8)Shared Dispositive Power                   3,149,020


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9)  Aggregate Amount Beneficially
    Owned by Each Reporting Person         3,149,020

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10) Check if the Aggregate Amount in
    Row (9) Excludes Certain Shares       Not Applicable

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11) Percent of Class Represented by
    Amount In Row (9)                     10.29%

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12) Type of Reporting Person              CO, IC, IV, IA

-------------------------------------------------------------------------------

1(a)Name of Issuer:Cheesecake Factory

1(b)Address of Issuer's Principa   l26950 Agoura Road
    Executive Offices:             Calabasas Hills, CA 91301

2(a)Name of Person Filing:         American Express Financial Corporation


2(b)Address of Principal Business Office:
                                   American Express Financial Corporation
                                   200 AXP Financial Center
                                   Minneapolis, MN 55474


2(c)Citizenship:  See Item 4 of Cover Page

2(d)Title of Class of Securities:  Common Stock

2(e)Cusip Number:                163072101

3   Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
       American Express Financial Corporation, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G) and is an Investment Advisor registered under 203 of the Investment Advisors Act of 1940.

4(a)Amount Beneficially Owned as of August 31, 2000: See Item 9 of Cover Pages

4(b)Percent of Class:    See Item 11 of Cover Pages

4(c)Number of Shares as to which such person  has:
 (i) Sole power to vote or to direct the vote:  See Item 5 of Cover Pages
 (ii)Shared  power to vote or direct the vote: See Item 6 of Cover Pages
(iii)Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages
 (iv)Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

5 Ownership of 5% or Less of a Class:
  If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6 Ownership of more than 5% on Behalf of Another Person:

                              Not Applicable

7 Identification  and  Classification  of the  Subsidiary  Which  Acquired  the
  Security Being Reported on by the Parent Holding Company:

                              See Exhibit I

8 Identification and Classification of Members of the Group:

                              Not Applicable

9 Notice of Dissolution of Group:

                              Not Applicable

10 Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                    American Express Financial Corporation

Dated: August 31, 2000                    By
                                      Signature


                                 Steve Turbenson
                                      Director - External Reports and Tax
                                      Name/Title

                                      Telephone: (612)  671-2059

                                 Exhibit Index


Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.


Exhibit II    Statement of American Express Financial Corporation

                                   Exhibit I

                                      to

                                 Schedule 13G

    American Express Financial Corporation, a Delaware Corporation, is a parent holding company and is registered as investment advisor under section 203 of the Investment Advisors Act or 1940. The relevant subsidiaries and/or advised accounts are: Investment companies registered under section 8 of the Investment Company Act of 1940; IDS Life Insurance Company and American Express Asset Management Group Inc., an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

                                   Exhibit II

                                      to

                                 Schedule 13G

                                   Under the

                        Securities Exchange Act of 1934


    Pursuant to Rule 13d-1(f)(1), American Express Financial Corporation affirms that it is individually eligible to use Schedule 13G and agrees that this
Schedule is filed in its behalf and on behalf of its subsidiaries and advised accounts.


                     American Express Financial Corporation


                                      By:
                                     Steve Turbenson
                           Director - External Reports
                                     and Tax